

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2023

David Shrier
President and Chief Executive Officer
Adit EdTech Acquisition Corp.
1345 Avenue of the Americas, 33rd Floor
New York, New York 10105

> **Re: Adit EdTech Acquisition Corp.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed December 7, 2022**
> **File No. 333-261880**

Dear David Shrier:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 15, 2022 letter.

Amendment No. 3 to Registration Statement on Form S-4

Q: Did the board of directors of ADEX obtain a fairness opinion in determining whether or not to proceed with the merger?, page 13

1. Please provide the legal basis for the Company and the advisor's belief that security holders cannot rely on the opinion to bring state law actions, including a description of any state law authority on such a defense. Alternatively, please disclose that this issue will be resolved by a court, and that resolution of this issue will have no effect on the rights and responsibilities of the board under state law, and the availability of this defense has no effect on the rights and responsibilities of either the advisor or the board under the federal securities laws.

Summary of Risk Factors, page 45

2.   Please revise bullet three to reflect the fact that the Company no longer has a financial advisor and chose not to engage a financial advisor after the resignation of Wells Fargo.

Risk Factors, page 48

3.   To the extent material, discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how your business is perceived by customers, counterparties, and regulators, and whether there is a material impact on your operations or financial condition.

4.   To the extent material, describe any gaps your board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.

5.   To the extent material, describe any of the following risks due to disruptions in the crypto asset markets:
- Risk from depreciation in your stock price.
- Risk of loss of customer demand for your products and services.
- Financing risk, including equity and debt financing.
- Risk of increased losses or impairments in your investments or other assets.
- Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.
- Risks from price declines or price volatility of crypto assets.

The "halving" of rewards available on the bitcoin network . . ., page 63

6.   Please amend your disclosure to describe the steps you have taken, if any, to mitigate risks related to halving.

Risks Related to Redemption, page 108

7.   Describe any material risk to you, either direct or indirect, due to excessive redemptions, withdrawals, or a suspension of redemptions or withdrawals, of crypto assets. Identify any material concentrations of risk and quantify any material exposures.

Introduction, page 178

8.   Please tell us why you disclose that the unaudited pro forma condensed combined statements of operations include the period from inception to December 31, 2021 for ADEX, rather than the year ended December 31, 2021.

<u>Unaudited Pro Forma Condensed Combined Financial Information, page 178</u>

9.   Please tell us how your presentation of pro forma financial information considers the following:

- Your obligation to pay a commitment fee of $4 million and issue warrants after the closing of the merger in connection with the Share Subscription Facility as noted from your disclosure on page F-106 and elsewhere in your filing; and

- The issuance of unsecured promissory notes and warrants to the holders after the balance sheet date as noted from your disclosure on page F-109.

<u>Unaudited Pro Forma Condensed Combined Balance Sheet September 30, 2022, page 183</u>

10.   We note from your disclosure on page 114 and elsewhere that you will not affect a redemption of IPO Shares unless your net tangible assets, after payment of deferred underwriting commissions, are at least $5,000,001 either immediately prior to or upon consummation of the merger. In addition, we note from your disclosure on pages F-7 and F-29 that this minimum threshold is a condition for you to proceed with a Business Combination. Please tell us why the net tangible asset requirement does not appear to be considered in the pro forma scenario assuming maximum redemptions.

11.   Please revise to ensure the total amounts of stockholders' (deficit) equity do not include common stock subject to possible redemption classified outside of stockholders' (deficit) equity.

<u>Notes to the Unaudited Pro Forma Condensed Combined Financial Statements</u>
<u>Note 1 - Basis of Presentation, page 186</u>

12.   Please tell us why you disclose that the unaudited pro forma condensed combined balance sheet at September 30, 2022 was prepared using ADEX's audited balance sheet as of December 31, 2021 and GRIID's audited consolidated balance sheet as of December 31, 2021.

<u>Note 3 - Transaction Accounting Adjustments</u>
<u>Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet for the Nine Months ended September 30, 2022, page 187</u>

13.   Please reconcile the amounts in note (D) to the amount of the pro forma adjustments that reflect the payment of estimated total transaction costs.

Management's Discussion and Analysis of Financial Condition and Results of Operations of ADEX
Results of Operations, page 200

14.   Please revise to also discuss the results of operations for the year ended December 31, 2021 and the inception to date period ended December 31, 2020, as well as for the nine months ended September 30, 2022 and 2021. Refer to Item 303(b) and (c) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations of GRIID
Company Overview, page 222

15.   Please include specific and detailed risk factor disclosure describing the risks associated with your custody practices for crypto assets.

Key Factors Affecting Our Performance, page 223

16.   You indicate that you currently have 48 MWs of existing available power capacity. However, we note from your disclosure on page 221 and elsewhere that you have 68 MW of available electrical capacity. Please reconcile your disclosures.

Liquidity and Capital Resources
Cash and Cash Flows, page 244

17.   Please revise to also discuss your cash flows for the years ended December 31, 2021 and 2020. Refer to Item 303(b) of Regulation S-K.

GRIID Infrastructure LLC and Subsidiaries
Consolidated Financial Statements of GRIID Infrastructure LLC and Subsidiaries as of and for the Years Ended December 31, 2021 and 2020
Consolidated Statements of Operations, page F-51

18.   You indicate in response to prior comment 12 that you modified the presentation of realized gains on the sales of cryptocurrency as operating expense (income) and reflected the reclassification in all relevant sections of the filing. However, realized gain on the sale of cryptocurrencies continues to be presented within other income (expense) in the consolidated statements of operations for the two years ended December 31, 2021. Please revise, consistent with the classification of impairment of cryptocurrencies within operating expenses. Also, ensure you include the disclosures required by ASC 250-10-50-7.

Notes to Consolidated Financial Statements
Note 3. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements

Cryptocurrencies, page F-59

19.   We note your response to prior comment 14 regarding testing for impairment of cryptocurrencies. Your accounting policy disclosure states that in testing for impairment, you proceed directly to a quantitative test on a daily basis to determine if impairment exists. You further note that impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured. We do not believe the end of day spot rate is sufficient to determine if impairment exists on any given day or to determine the amount of impairment loss. Please revise and provide us with a materiality analysis of any additional impairment loss based on the lowest price of Bitcoin at any time during each day.

Revenue Recognition, page F-61

20.   We note your revised disclosure in response to prior comment 17. Please further revise to indicate whether termination requires compensating the other party with the payment of a termination penalty or any amounts other than payments due as a result of goods delivered or services transferred up to the termination date. Refer to ASC 606-10-25-4.

21.   In response to prior comment 20, you indicate that you have the enforceable right to receive compensation for any time period where computing power was contributed to the mining pool. As such, please clarify your disclosure that your "enforceable right to compensation begins when the Company provides computing power to the mining pool operator" to explain that your right to compensation is earned as you provide computing power.

22.   We note your statement in response to prior comment 21 that you use the expected value method per ASC 606-10-32-8 which is classified as "the single most likely amount in a range of possible consideration amounts (that is, the single most likely outcome of the contract)." Please clarify if you use the expected value method or the most likely amount method and explain to us why that depiction of your methodology is appropriate.

23.   We note your revised disclosure that contract inception is the beginning of each 24-hour period and that revenue is calculated and recognized on a daily basis in accordance with the payout methodology of the Pool Operator at contract inception. Please address the following:

- As previously requested in prior comment 21, revise to disclose how you estimate variable consideration. Your disclosure should explain how revenue is calculated at contract inception if the pool's payout methodology is based on the end of each 24-hour time period. In this regard, we note your response to prior comment 21 that you have chosen to estimate the amount of noncash consideration utilizing the expected value method based on the guidance in ASC 606-10-32-8. Also, disclose how you account for changes in the transaction price when the variable inputs to the pool's payout methodology become known at the end of each 24-hour time period. Refer to ASC 606-10-32-14 and 32-23.

- Explain why revenue is recognized at contract inception considering the performance obligation is satisfied over time. Non-cash consideration is measured at contract inception.

Cryptocurrency Borrowings, page F-63

24.   We reissue and clarify prior comment 25. Your disclosure indicates that you historically borrowed cryptocurrency from a third party on a secured basis and such cryptocurrency borrowed was reported within cryptocurrency notes payable. However, as noted from your revised disclosures regarding the cryptocurrency note payables on page F-70 in response to prior comment 27, you indicate that you received proceeds in U.S. Dollars from the borrowings under the two separate agreements with Blockchain Access UK Limited described in your response. As such, it does not appear that you historically borrowed cryptocurrency. Please advise and revise your accounting policy disclosure, accordingly.

Note 10. Debt, page F-70

25.   In response to prior comment 29, you indicate that the bitcoin deposited in the account with the lender pursuant to the Third Amendment continued to be recognized as an intangible asset on the balance sheet. We further note from your disclosure on page F-73 that such amounts are included in cryptocurrencies on the balance sheets. Tell us what consideration you gave to separately presenting the bitcoin held in the account that is effectively being held as collateral.

Unaudited Interim Financial Statements of Griid Infrastructure LLC and Subsidiaries as of and for the Three and Nine-Month Periods Ended Sep
Notes to Unaudited Consolidated Financial Statements, page F-89

26.   You indicate that the amounts presented in your notes to financial statements are in

thousands, except as otherwise indicated. Please ensure that all dollar amounts are presented accordingly. For example, you indicate on page F-109 that you will pay a termination fee of $50,000,000 pursuant to the second amendment to the agreement and plan of merger, under certain conditions, and you issued unsecured promissory notes in the aggregate principal amount of $1,962,500.

Note 5. Cryptocurrencies, page F-92

27.   Please reconcile the amounts in your rollforward of the balance of cryptocurrencies for the nine months ended September 30, 2022 to the amounts presented as revenue on your statement of operations and the amount presented as cryptocurrency mined on your statement of cash flows. In addition, please explain to us why the consideration paid related to the development and operation agreement is presented net.

Note 10. Debt and Warrants, page F-96

28.   You indicate that you entered into the 4th A&R Loan Agreement on October 9, 2022, pursuant to which you restructured the senior secured term loan and issued a Supplement Warrant. Please revise to disclose the financial effect of this transaction. Refer to ASC 855-10-55-2(b).

Note 11. Fair Value Hierarchy, page F-101

29.   We note that the fair value of member unit is a significant unobservable input to the fair value measurement of the warrant liability. Revise to include quantitative information about this input. Refer to ASC 820-10-50-2(bbb)(2).

Mining Services Agreement, page F-105

30.   We note your ASC 606 accounting analysis of the Amended and Restated Mining Services Agreement in response to prior comment 30. Please address the following:

- Tell us how the profit split fee was considered in your Step 3 conclusion regarding determining the transaction price, considering the variability due to the reliance on the number of bitcoin mined, and whether the amount is required to be constrained.

- Clarify the basis for your conclusion that the performance obligation is satisfied over time. Your conclusion regarding Step 5 on page 40 indicates that the criteria in ASC 606-10-25-27(a) is not met, but appears to relate to mining services. However, you represent that your sole performance obligation is hosting services, and, in this regard, indicate on page 35 of your response that hosting services meet the criteria in ASC 606-10-25-27(a) to be a performance obligation satisfied over time.

- Separately disclose the amount of reimbursements received for operating expenses and power reimbursements.

Note 14. Commitments and Contingencies
Data Black River Development and Operation Agreement, page F-105

31.   We note your conclusion in response to prior comment 36 that the Data Black River Development and Operation (D&O) Agreement does not contain a lease related to the mining equipment or mines stating, "In making this determination, GRIID considered that while the contract does provide for specific identified assets for which HDP has the right to obtain substantially all of the economic benefits from the use of the asset, HDP does not have the ability to direct how and for what purpose the assets are used. Further, DBR is entitled to substitution rights of the assets used under the D&O Agreement." Please revise to address the following:

- Clarify why you state that HDP has the right to obtain substantially all of the economic benefits from the use of the asset, as this appears to contradict your statement on page 53 that DBR is entitled to approximately 83.2% of mining rewards;

- Clarify why you state that HDP does not have the ability to direct how and for what purpose the assets are used, instead of stating whether DBR has this right; and

- Provide an explanation to support the statement that DBR has substitution rights and how DBR's substitution rights are relevant to the conclusion as to whether DBR is leasing the HDP mines. In this regard, you indicate on page 66 that there is an identified asset.

32.   We note your response to prior comment 34. Explain how any curtailment revenue is considered in determining the transaction price.

33.   You indicate in response to prior comment 34 on page 61 that "noncash consideration in the form of bitcoin is measured at fair value at contract inception in excess of the management fee…" Please further explain how the transaction price is measured. That is, tell us how you determine the number of bitcoin that will be used to satisfy the fixed management fee and the electricity fee and associated sales tax payable to HDP, in order to determine the number of remaining bitcoin mining revenue to allocate to each party. Also, tell us how you measure the remaining bitcoin mining revenue. In this regard, we note that the initial term of the D&O Agreement is three years.

34.   We note your response to prior comment 34 indicating that the electricity fee and noncash consideration payable to the customer are deemed to be hybrid instruments under ASC 815. Tell us how your financial statements actually reflect these instruments and where the accounting policy and related disclosures are presented.

35.   Refer to page 55 of your response to prior comment 34. Please explain how HDP retains the right to curtail revenues. In this regard, we note from Section 3.3.3 of the D&O Agreement that HDP reserves the right to curtail electricity services.

36.   You indicate on page 61 of your response to prior comment 34 that HDP's share of mining revenues is not related to a distinct good or service. Please provide support for this assertion. In this regard, we note Sections 4.2 and 4.3 of the D&O Agreement.

37.   We note from page 60 of your response to prior comment 34 that GRIID has determined that DBR is considered the principal in delivering the mining services and recognizes revenue on a gross basis. We also note from page 56 of your response that the electricity fee due to HDP is recorded as a separate expense and from page 61 of the response that HDP's share of mining revenue is treated as a reduction of the transaction price. Please clarify your disclosure indicating that your revenue share is recorded on a gross basis.

38.   We note from page 63 of your response to prior comment 34 that the mining services performance obligation is satisfied over time and DBR recognizes the related revenue each month. Please elaborate on why and how you recognize revenue over time and explain the following:

   •   Why you do not believe HDP simultaneously receives and consumes the benefits provided by your mining services as they are performed. Tell us how you considered the guidance in ASC 606-10-55-6;

   •   Why monthly recognition faithfully depicts your performance toward complete satisfaction of the mining services; and

   •   How you differentiate your method of recognizing revenue from the contractual payment terms.

Exhibits and Financial Statement Schedules., page II-5

39.   Please file the Consulting Agreement with Arthur D. Little LLC and the amended engagement letter and incentive unit award agreement (the Deucalion Arrangements) or explain why these documents should not be filed as exhibits to the registration statement.

Exhibits and Financial Statement Schedules
Exhibit 23.4. Consent of RSM US LLP, page II-7

40.   We note the audit consent related to the report dated March 21, 2022 relating to the consolidated financial statements of GRIID Infrastructure, LLC and Subsidiaries from RSM US LLP. Please tell us why the location of the audit firm in this consent is Denver, Colorado. In this regard, we note the location of the audit firm in the audit report included in the filing is Boston, Massachusetts.

General

41.   Provide disclosure of any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations, or share price since your last reporting period, including any material impact from the price volatility of crypto assets.

42.   If material to an understanding of your business, discuss any steps you take to safeguard your customers' crypto assets and describe any policies and procedures that are in place to prevent self-dealing and other potential conflicts of interest. Describe any policies and procedures you have regarding the commingling of assets, including customer assets, your assets, and those of affiliates or others. Identify what material changes, if any, have been made to your processes in light of the current crypto asset market disruption.

43.   We note that a significant number of stockholders have redeemed their shares as of December 23, 2022. Please explain the potential effects of these redemptions on stockholders as well as the impact on your financial condition and liquidity.

You may contact Melissa Walsh, Senior Staff Accountant, at 202-551-3224 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Gibbs-Tabler, Staff Attorney, at 202-551-6388, or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Kerry Shannon Burke